UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012.

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  ________ to ________

Commission file number 0-01097

THE STANDARD REGISTER
EMPLOYEE SAVINGS PLAN

(Full title of the plan)

THE STANDARD REGISTER COMPANY
600 Albany Street, Dayton, Ohio  45417

(Name of issuer of the securities held pursuant to the plan and address of its principal executive officer)

REQUIRED INFORMATION

Items 1-3.	The information required by Items 1-3 is not required. See Item 4 below.

Item 4.
The Standard Register Employee Savings Plan is subject to the requirements of ERISA. In lieu of the requirements of Items 1-3 above, the Plan Financial Statements and Schedule prepared in accordance with the Financial Reporting requirements of ERISA are attached hereto and incorporated herein by reference.

Financial Statements and Exhibits

Financial statements for the years ended December 31, 2012 and 2011, and supplemental schedule as of December 31, 2012.

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Employee Savings Plan

Date:  June 21, 2013

The Standard Register Employee Savings Plan

/S/ LIBBY HAYES
By: Libby Hayes, Plan Administrator

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2012

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

DECEMBER 31, 2012

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

The Standard Register Employee Savings Plan
Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Standard Register Employee Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BATTELLE & BATTELLE LLP

June 21, 2013
Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2012	2011
ASSETS
Participant directed investments, at fair value:
Money market fund	$7,328,380	$6,237,692
Standard Register Company common stock	55,541	284,700
Common trust fund	7,435,571	8,493,854
Mutual funds	169,384,262	179,610,733
Total investments at fair value	184,203,754	194,626,979

Receivables:
Due from broker for securities sold	73,562	—
Notes receivable from participants	4,719,705	5,703,043
Total receivables	4,793,267	5,703,043

Cash	178	—

Total assets	188,997,199	200,330,022

LIABILITIES
Refundable excess contributions	117,787	—
Due to broker for securities purchased	—	9,780

Total liabilities	117,787	9,780

NET ASSETS AVAILABLE FOR BENEFITS	188,879,412	200,320,242

THE STANDARD REGISTER EMPLOYEE BENEFIT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

Additions attributed to:
Investment income:
Interest and dividends on investments	$6,671,830
Net appreciation in fair value of investments	18,905,974
Net investment income	25,577,804

Interest income on notes receivable from participants	222,039

Contributions:
Participant	9,075,944
Employer	374,074
Total contributions	9,450,018

Total additions	35,249,861

Deductions in net assets attributed to:
Benefits paid directly to participants	46,187,611
Administrative fees	503,080

Total deductions	46,690,691

Net decrease	(11,440,830)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	200,320,242

End of year	$188,879,412

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012

NOTE 1 - DESCRIPTION OF PLAN
The following description of The Standard Register Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan established to provide participating employees of The Standard Register Company (the Company or employer) with the opportunity to plan a savings program for long-term financial security. All full-time employees are eligible to participate in the Plan.
Participant Contributions
Participants may elect to contribute between 1% and 75% of their eligible annual compensation, subject to limitations imposed by the Internal Revenue Code. The Plan allows automatic enrollment (with a 3% salary deferral) for newly hired employees until they elect otherwise and automatic 1% annual increases in the deferral percentages until the 10% level is attained. If a participant does not wish to participate in this automatic incremental increase or wishes to change the amount of future annual increases in his or her contribution percentages, he or she can do so by contacting the Plan's trustee.
Employer Contributions
Effective January 23, 2012, the plan was amended and the Company's matching contributions were suspended; however, the Company may elect to make future matching contributions at its discretion. Prior to this amendment, the Company made matching contributions of 50% of up to 6% of each dollar contributed by most participants.
Participant Accounts
Each participant's account is credited with the participant's contributions and Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Employees participating in the Plan can make changes among investment funds in accordance with rules established by the Plan administrator.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant has no vested interest for the first two years of vesting service (earn one year of service for each year worked at least 1,000 hours). After two years, a participant is 100 percent vested. If a participant terminates or retires, the participant's non-vested portion of the employer match is used to reduce future employer contributions.
Distributions
All distributions under the Plan are paid in lump sum or periodic installments. Installments (quarterly, semi-annually, or annually) may not exceed 15 years and are not allowed if the installment payment will be for an amount less than $100 per month.
Distributions are not permitted while participants are employed by the Company, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, or distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $5,000.
Notes Receivable from Participants
An active participant may obtain a loan by direct application with the trustee. A loan may be up to $50,000 or 50% of the participant's nonforfeitable individual account balance, whichever is lower. A participant may only have two loans outstanding at a time. The minimum loan amount shall be $1,000. If the loan is to be used to acquire the participant's principal residence, then the minimum loan amount is $10,000. The maximum loan term is four years, nine months for regular loans, and 15 years for principal residence loans. The minimum term for all loans is one year. Interest rates on participant loans ranged from 4.25% to 9.25% as of December 31, 2012. Principal and interest is paid ratably through monthly payroll deductions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as more explicitly described in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan's management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. These estimates and assumptions are based on information presently available and actual results could differ from those estimates.
Forfeited Accounts
Forfeited, nonvested accounts totaled $26,213 and $11,842 at December 31, 2012 and 2011, respectively. During 2012, $43,493 of forfeitures were used to reduce future employer contributions.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are treated as distributions based upon the terms of the Plan document.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year. Capital gain distributions are included in dividend and interest income.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
A portion of the Plan's administrative expenses are paid by the employer.
Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued and filed with the United States Securities and Exchange Commission.

NOTE 3 - RECENT ACCOUNTING PRONOUNCEMENTS
During 2012, the Plan adopted new accounting guidance related to fair value measurements and disclosures that results in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. this guidance limits the highest-and-best use measure to non-financial assets, permits certain assets and liabilities with offsetting positions in market or counter-party credit risks to be measures on a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the guidance expands the disclosure requirements for level three inputs by requiring quantitative disclosure of unobservable inputs and assumptions, as well as a description of the valuation processes. The adoption of this guidance did not have a material impact on the Plan's financial statements.

NOTE 4 - INVESTMENTS
The following presents the fair value of investments that represent 5 percent or more of the Plan's net assets at December 31:

	2012	2011
Aberdeen Emerging Markets Institutional Fund	$12,065,791	$11,678,050
Amana Growth Fund	13,320,479	15,354,797
Blackrock Equity Dividend Fund Class I	15,678,510	16,519,735
Franklin Templeton Emerging Market Debt Opportunities Fund	15,681,955	16,936,551
Oakmark Funds - The Oakmark International Fund	23,832,542	23,188,753
PIMCO Total Return Fund Institutional Shares	33,843,144	35,892,063
Prudential Jennison Natural Resources Inc Class Z	14,288,343	18,455,411
Ridgeworth FD - Mid Cap Value Equity Fund Class I	*	10,162,666
Templeton Global Bond Fund - Advisor Class	16,634,323	17,883,242
T. Rowe Price Mid-Cap Growth Fund	9,609,591	10,141,039

*- Fund balance did not represent 5% or more of the Plan's net assets available for benefits
During 2012, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

Standard Register Company common stock	$(201,914)
Mutual funds	18,127,621
Common trust fund	980,267
18,905,974

NOTE 5 - FAIR VALUE MEASUREMENTS

The Plan has determined the fair value of certain assets through application of an accounting standard which provides a framework for measuring fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants and require the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, accounting standards establish a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

The fair value hierarchy is as follows:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access as of the measurement date.

Level 2 - Significant other observable inputs other than the Level 1 prices, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 - Significant unobservable inputs that reflect an entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used for assets measured at fair value on a recurring basis, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Money market fund: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

Common stock and mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded.

Common trust fund: Valued at the net asset value (NAV) of shares held by the Plan at year end, as reported to the Plan by the trustee. A fund's NAV reflects an exit price, is the same for all holders of the fund, and provides the basis for current transactions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2012 and 2011:

	Fair Value Measurements at December 31, 2012
	Total	Level 1	Level 2
Money market fund	$7,328,380	$—	$7,328,380
Company common stock	55,541	55,541	—
Common trust fund	7,435,571	—	7,435,571
Mutual funds:
Value funds	25,771,907	25,771,907	—
Growth funds	49,981,154	49,981,154	—
Blended funds	27,471,779	27,471,779	—
Fixed income funds	66,159,422	66,159,422	—
Total investments at fair value	$184,203,754	$169,439,803	$14,763,951

	Fair Value Measurements at December 31, 2011
	Total	Level 1	Level 2
Money market fund	$6,237,692	$—	$6,237,692
Company common stock	284,700	284,700	—
Common trust fund	8,493,854	—	8,493,854
Mutual funds:
Value funds	27,055,946	27,055,946	—
Growth funds	56,066,757	56,066,757	—
Blended funds	25,776,174	25,776,174	—
Fixed income funds	70,711,856	70,711,856	—
Total investments at fair value	$194,626,979	$179,895,433	$14,731,546

NOTE 6 - PLAN TERMINATION
The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation and the Company reserves the right at any time by action of its Board of Directors to terminate the Plan. The allocation and distribution of contributions would be in accordance with the approved Plan agreement.

NOTE 7 - INCOME TAX STATUS
The Plan obtained a determination letter on May 5, 2012 in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.
The Plan administrator evaluated the Plan's tax positions and concluded that there are no uncertain tax positions that require recognition or disclosure in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by tax authorities for years before 2009.

NOTE 8 - RELATED-PARTY TRANSACTIONS

Certain Plan investments are managed by Wells Fargo Bank N.A. and Reliance Trust Company. Wells Fargo Bank N.A. and Reliance Trust Company are the current trustees as defined by the Plan and, therefore, transactions during the period of October 1, 2011-December 31, 2012 qualify as party-in-interest transactions. Certain plan investments are managed by T. Rowe Price. T. Rowe Price is the former trustee as defined by the Plan therefore transactions during the period of January 1, 2011-September 30, 2011 qualify as party-in-interest-transactions.

Certain Plan investment purchases and sales are shares of The Standard Register Company common stock (Standard Register Company stock). During the year ended December 31, 2012, purchases of Standard Register Company stock were $686 and sales were $27,931. Dividend income from Standard Register Company stock during the year ended December 31, 2012 was $5,967. The ending balance in the Standard Register Company stock represents approximately 0.03% and 0.15% of the Plan's total investments as of December 31, 2012 and 2011, respectively.

Fees paid for trustee, third party administration, and investment advisory services rendered by parties-in-interest during the year totaled $503,080.

NOTE 9 - RISKS AND UNCERTAINTIES
The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 10 - SUBSEQUENT EVENTS
On April 25, 2013, the Company's shareholders approved a 1-for-5 reverse stock split of its outstanding shares of common stock. As a result of the reverse stock split, every five shares of common stock converted to one share effective May 9, 2013. The financial information contained herein has not been restated as a result of this subsequent event.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN
EMPLOYER IDENTIFICATION NUMBER 31-0455440
PLAN NUMBER 015
SCHEDULE H, PART IV, 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012

	(b)	(c)	(d)	(e)
(a)	Identity of Issue	Description of Investment	Cost	Current Value

	MONEY MARKET FUND
*	Wells Fargo Advantage Cash Investments Money Market Fund Class I	7,328,380 shares	**	$7,328,380

	COMMON STOCK
*	Standard Register Company	88,160 shares	**	55,541

	COMMON TRUST FUND
*	Trust Advisor Port Series Alpha Sector	698,176 units	**	7,435,571

	MUTUAL FUNDS
	Aberdeen Emerging Markets Institutional Fund	760,769 shares	**	12,065,791
	Amana Growth Fund	495,369 shares	**	13,320,479
	Blackrock Equity Dividend Fund Class I	786,679 shares	**	15,678,510
	BMO Small-Cap Growth	34,370 shares	**	615,223
	Cohen & Steers Institutional Realty Shares	23,447 shares	**	986,637
	First Eagle Global-A	8,790 shares	**	427,115
	Franklin International Small Cap Growth	21,244 shares	**	357,111
	Franklin Templeton Emerging Market Debt Opportunities Fund	1,287,517 shares	**	15,681,955
	Hancock Horizon Diversified International Trust	5,519 shares	**	113,315
	Oakmark Equity & Income	26,869 shares	**	765,753
	Oakmark Funds - The Oakmark International Fund	1,138,679 shares	**	23,832,542
	PIMCO Total Return Fund Institutional Shares	3,010,956 shares	**	33,843,144
	Pioneer Strategic Income-Y	145,681 shares	**	1,643,282
	Prudential Jennison Natural Resources Inc Class Z	307,210 shares	**	14,288,343
	Ridgeworth FD - Mid Cap Value Equity Fund Class I	719,159 shares	**	8,450,115
	T Rowe Price Mid Cap Growth Fund	170,172 shares	**	9,609,591
	Templeton Global Bond Fund - Advisor Class	1,246,951 shares	**	16,634,323
	Touchstone Small Cap Core-IN	60,694 shares	**	989,306
	WHV International Equity Class I	4,146 shares	**	81,727
				169,384,262

		Ranging from 4.25% to 9.25% with various maturity dates through 2027
*	PARTICIPANT LOANS			4,719,705

	Total participant directed investments - at fair value			$188,923,459

	An (*) in column (a) identifies a person to be a party-in interest to the plan.

	An (**) in column (d) identifies cost omitted for participant directed investments.